Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS For the Year Ended March 31, 2018

(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents
1.	Core Business and Strategy	2
2.	Fiscal Year 2018 Highlights	2
3.	Operating Performance	3
4.	Fiscal 2019 Production and Cash Costs Guidance	11
5.	Investment in New Pacific Metals Corp. (“NUAG”)	12
6.	Fiscal Year 2018 Financial Results	14
7.	Fourth Quarter Financial Results	16
8.	Liquidity and Capital Resources	17
9.	Financial Instruments and Related Risks	20
10.	Off-Balance Sheet Arrangements	22
11.	Transactions with Related Parties	22
12.	Alternative Performance (Non-IFRS) Measures	23
13.	Critical Accounting Policies and Estimates	29
14.	Changes in Accounting Standards	30
15.	Other MD&A Requirements	31
16.	Outstanding Share Data	31
17.	Risks and Uncertainties	32
18.	Disclosure Controls and Procedures	35
19.	Management’s Report on Internal Control over Financial Reporting	35
20.	Changes in Internal Control over Financial Reporting	36
21.	Directors and Officers	36
Forward Looking Statements		36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2018 and the related notes contained therein. The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2018. This MD&A refers to various non-IFRS measures, such as total and cash costs per ounce of silver, net of by-product credits, all-in & all-in sustaining costs per ounce of silver, net of by-product credits, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 12 of this MD&A. This MD&A is prepared as of May 23, 2018 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated. Figures may not add up precisely due to rounding.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China and its GC silver-lead-zinc mine in Guangdong Province, China. The Company’s shares are traded on Toronto Stock Exchange and commencing May 15, 2017, on NYSE American Stock Exchange.

2.	Fiscal Year 2018 Highlights

  Net income attributable to equity shareholders of $47.0 million, or $0.28 per share1 , up 8% compared to net income attributable to equity shareholders of $43.7 million, or $0.26 per share in the prior year. Adjusted net income attributable to equity shareholders2 of $41.5 million or $0.25 per share after adjustment of impairment reversal and dilution gain compared to adjusted net income attributable to equity shareholders of $38.6 million or $0.23 per share in the prior year;

  Gross margin of 52% compared with 54% in the prior year;

  Sales of $170.0 million, up 4% compared to $163.5 million in the prior year;

  Silver, lead, and zinc metals sold amounted to approximately to 6.0 million ounces of silver, 61.9 million pounds of lead, and 19.6 million pounds of zinc, compared to 6.5 million ounces of silver, 70.5 million pounds of lead, and 18.3 million pounds of zinc in the prior year. The decrease of silver and lead sold was mainly due to silver-lead concentrate inventory built up as inventories of silver-lead concentrate stood at 4,070 tonnes (containing approximately 0.4 million ounces of silver);

  Total and cash mining costs per tonne ore2 of $73.48 and $54.60, respectively, compared to $64.16 and $46.07 in the prior year;

  Cash cost per ounce of silver2 , net of by-product credits, of negative $4.73, compared to negative $3.09 in the prior year;

  All-in sustaining cost per ounce of silver2 , net of by-product credits, of $3.27, compared to $3.82 in the prior year;

  Spent $4.2 million to buyback 1,717,100 common shares of the Company;

  Paid $3.4 million of dividends to equity shareholders of the Company;

  Invested $23.4 million to participate in a private placement of New Pacific Metals Corp; and,

[1] Earnings per share in this MD&A refers to basic earnings per share
² Non IFRS measure, please refer reconciliation on section 12 for MD&A for the corresponding period

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Ended the fiscal year with $106.1 million in cash and cash equivalents and short-term investments, an increase of $9.6 million or 10% compared to $96.5 million as at March 31, 2017.

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2018:

		Year ended March 31, 2018
		Ying Mining
		District[1]	GC2	Consolidated

Production Data
Mine Data
	Ore Mined (tonne)	614,141	245,783	859,924
	Ore Milled (tonne)	618,732	244,338	863,070

+	Mining cost per tonne of ore mined ($)	84.59	45.73	73.48
	Cash mining cost per tonne of ore mined ($)	61.46	37.48	54.60
	Non cash mining cost per tonne of ore mined ($)	23.13	8.25	18.88

+	Unit shipping costs($)	4.01	-	2.87

+	Milling cost per tonne of ore milled ($)	11.71	19.17	13.82
	Cash milling cost per tonne of ore milled ($)	9.49	15.72	11.25
	Non cash milling cost per tonne of ore milled ($)	2.22	3.45	2.57

+	Average Production Cost
	Silver ($ per ounce)	5.93	6.52	6.21
	Gold ($ per ounce)	443	-	475
	Lead ($ per pound)	0.43	0.61	0.46
	Zinc ($ per pound)	0.48	0.66	0.50
	Other ($ per pound)	0.41	0.01	0.02

+	Total production cost per ounce of Silver, net of by-product credits ($)	(1.07)	(7.41)	(1.70)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(3.88)	(12.37)	(4.73)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.04	(3.69)	3.27
+	All-in cost per ounce of Silver, net of by-product credits ($)	2.72	(2.88)	4.01

	Recovery Rates
	Silver (%)	95.7	76.2	93.5
	Lead (%)	96.3	85.4	95.1
	Zinc (%)	52.3	81.8	68.7

	Head Grades
	Silver (gram/tonne)	305	98	246
	Lead (%)	4.4	1.5	3.6
	Zinc (%)	0.9	2.8	1.4

Concentrate in stock
	Lead concentrate (tonne)	4,050	20	4,070
	Zinc concentate (tonne)	350	20	370

Sales Data
Metal Sales
	Silver (in thousands of ounces)	5,437	603	6,040
	Gold (in thousands of ounces)	3.1	-	3.1
	Lead (in thousands of pounds)	55,180	6,754	61,934
	Zinc (in thousands of pounds)	6,136	13,433	19,569
	Other (in thousands of pounds)	524	16,276	16,800

Metal Sales
	Silver (in thousands of $)	75,891	6,463	82,354
	Gold (in thousands of $)	3,232	-	3,232
	Lead (in thousands of $)	55,488	6,763	62,251
	Zinc (in thousands of $)	7,000	14,462	21,462
	Other (in thousands of $)	502	238	740
		142,113	27,926	170,039
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.96	10.72	13.63
	Gold ($ per ounce)	1,043	-	1,043
	Lead ($ per pound)	1.01	1.00	1.01
	Zinc ($ per pound)	1.14	1.08	1.10

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.2% from lead concentrates and 21.0% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.
+ Non-IFRS measures , see section 12 for reconciliation

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the year ended March 31, 2017:

		Year ended March 31, 2017
		Ying Mining
		District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	636,760	260,746	897,506
	Ore Milled (tonne)	638,211	260,696	898,907

+	Mining cost per tonne of ore mined ($)	74.04	40.03	64.16
	Cash mining cost per tonne of ore mined ($)	51.79	32.10	46.07
	Non cash mining cost per tonne of ore mined ($)	22.25	7.93	18.09

+	Unit shipping costs($)	3.88	-	2.75

+	Milling cost per tonne of ore milled ($)	11.26	17.40	13.04
	Cash milling cost per tonne of ore milled ($)	9.03	14.35	10.57
	Non cash milling cost per tonne of ore milled ($)	2.23	3.05	2.47

+	Average Production Cost
	Silver ($ per ounce)	5.71	6.98	6.03
	Gold ($ per ounce)	410	-	443
	Lead ($ per pound)	0.33	0.50	0.35
	Zinc ($ per pound)	0.30	0.47	0.32
	Other ($ per pound)	-	0.03	0.02

+	Total production cost per ounce of Silver, net of by-product credits ($)	(0.23)	(1.86)	(0.37)
+	Total cash cost per ounce of Silver, net of by-product credits ($)	(2.76)	(6.64)	(3.09)

+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.61	0.20	3.82
+	All-in cost per ounce of Silver, net of by-product credits ($)	3.18	0.80	4.40

	Recovery Rates
	Silver (%)	95.5	75.7	93.2
	Lead (%)	96.5	85.7	95.3
	Zinc (%)	46.0	84.7	67.2

	Head Grades
	Silver (gram/tonne)	303	94	242
	Lead (%)	4.7	1.4	3.7
	Zinc (%)	1.0	2.8	1.5

Concentrate in stock
	Lead concentrate (tonne)	2,293	198	2,491
	Zinc concentate (tonne)	480	1,503	1,983

Sales Data
Metal Sales
	Silver (in thousands of ounces)	5,930	564	6,494
	Gold (in thousands of ounces)	3.3	-	3.3
	Lead (in thousands of pounds)	63,418	7,055	70,473
	Zinc (in thousands of pounds)	5,848	12,446	18,294
	Other (in thousands of pound)	-	12,025	12,025

Metal Sales
	Silver (in thousands of $)	83,606	5,950	89,556
	Gold (in thousands of $)	3,344	-	3,344
	Lead (in thousands of $)	51,479	5,373	56,852
	Zinc (in thousands of $)	4,332	8,909	13,241
	Other (in thousands of $)	-	478	478
		142,761	20,710	163,471

Average Selling Price,Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	14.10	10.55	13.79
	Gold ($ per ounce)	1,013	-	1,013
	Lead ($ per pound)	0.81	0.76	0.81
	Zinc ($ per pound)	0.74	0.72	0.72

[1] Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 53.7% from lead concentrates and 21.9% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Mineral resouces tax was excluded from production costs, but presented as a separate line item on the consolidated statements of income
+ Non-IFRS measures, see section 12 for reconciliation

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the year ended March 31, 2018 (“Fiscal 2018”), on a consolidated basis, the Company mined 859,924 tonnes of ore, a decrease of 4% or 37,582 tonnes, compared to 897,506 tonnes in the year ended March 31, 2017 (“Fiscal 2017”). Correspondingly, ore milled decreased by 4% or 35,837 tonnes to 863,070 tonnes compared to 898,907 tonnes in Fiscal 2017. Ore mined at the Ying Mining District decreased by 4% or 22,619 tonnes to 614,141 tonnes from 636,760 tonnes in Fiscal 2017. In Fiscal 2018, at the Ying Mining District, approximately 5,000 tonnes of ore production were affected by the power downtime arising from power grid update work by the State Grid Corporation of China and approximately 15,000 tonnes of ore production were affected by public safety measures, such as explosive supply limitation and temporary suspension of mining activities, brought by the local governments for the 19th National Congress of Communist Party of China.

(b)	Metal Sales

In Fiscal 2018, the Company sold 6.0 million ounces of silver, 3,100 ounces of gold, 61.9 million pounds of lead, and 19.6 million pounds of zinc, compared to 6.5 million ounces of silver, 3,300 ounces of gold, 70.5 million pounds of lead, and 18.3 million pounds of zinc, respectively, in Fiscal 2017. The decrease of silver and lead sold was mostly due to silver-lead concentrate inventory built up.

As at March 31, 2018, silver-lead concentrate inventories were 4,070 tonnes containing approximately 0.4 million ounces of silver and 4.2 million pounds of lead, an increase of 63% or 1,579 tonnes, compared to 2,491 tonnes silver-lead concentrate inventories containing approximately 0.2 million ounces of silver and 2.8 million pounds of lead held as at March 31, 2017.

(c)	Mining and Milling Costs[2]

In Fiscal 2018, the consolidated total mining costs and cash mining costs were $73.48 and $54.60 per tonne, respectively, an increase of 15% and 19%, respectively, compared to $64.16 and $46.07 per tonne, respectively, in Fiscal 2017. The increase in cash mining costs were mainly due to: i) a $2.6 million increase in mining preparation costs resulting from more underground tunnelling being expensed in Fiscal 2018, ii) a $2.0 million increase in raw material supply costs, and iii) a $0.6 million increase in mining labor costs.

The consolidated total milling costs and cash milling costs were $13.82 and $11.25 per tonne, respectively, in Fiscal 2018, an increase of 6% and 6% compared to $13.04 and $10.57 per tonne, respectively, in Fiscal 2017. The increase in milling costs was mainly due to a $0.5 million increase in raw material costs.

Correspondingly, the consolidated cash production costs of ore processed was $68.72 per tonne in Fiscal 2018, an increase of 16%, compared to $59.39 per tonne in the prior year.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits

In Fiscal 2018, the consolidated total production costs and cash costs per ounce of silver, net of byproduct credits, were negative $1.70 and negative $4.73, compared to negative $0.37 and negative $3.09, respectively, in the prior year. The overall improvement in cash cost per ounce of silver, net of by-product credits, is mainly due to a 19% increase in by-product credits, mainly arising from 25% and 53% increase in lead and zinc realized selling prices, offset by 12% decrease in lead metals sold. Sales from lead and zinc accounted for 49% of the total sales and amounted to $83.7 million, an increase of $13.6 million, compared to $70.1 million in the prior year.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits

In Fiscal 2018, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was

[2] Non IFRS measure, please refer reconciliation on section 12 for MD&A for the corresponding period

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

$3.27 compared to $3.82 in Fiscal 2017. The improvement was mainly due to a $13.7 million increase in by-product credits offset by a $1.9 million increase in general and administrative expenditures and a $1.5 million increase in sustaining capital expenditures.

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, LM, PCG, and HZG mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters and for the years ended March 31, 2018 and 2017 are summarized in the table below:

Operational results - Ying Mining District
	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Fiscal year ended March 31,
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2018	2017	*
Ore Mined (tonne)	113,820	166,619	173,294	160,408	112,755	614,141	636,760
Ore Milled (tonne)	112,285	167,543	173,946	164,959	108,051	618,732	638,211
Head Grades
Silver (gram/tonne)	309	315	294	304	298	305	303
Lead (%)	4.3	4.5	4.3	4.6	4.8	4.4	4.7
Zinc (%)	1.0	1.0	0.8	0.8	0.8	0.9	1.0
Recoveries
Silver (%)	95.9	95.8	95.6	95.8	96.6	95.7	95.5
Lead (%)	96.5	96.4	96.2	96.3	95.6	96.3	96.5
Zinc (%)	54.5	57.3	50.7	45.8	46.2	52.3	46.0
Metal Sales
Silver (in thousands of ounce)	1,319	1,322	1,472	1,324	1,255	5,437	5,930
Gold (in thousands of ounce)	0.7	0.7	0.8	0.9	0.7	3.1	3.3
Lead (in thousands of pound)	12,649	13,487	15,279	13,765	13,520	55,180	63,418
Zinc (in thousands of pound)	1,106	2,006	2,269	755	1,033	6,136	5,848
Cash mining costs ($ per tonne)	65.88	66.71	59.67	54.78	49.99	61.46	51.79
Total mining costs ($ per tonne)	92.81	90.12	81.20	76.67	53.50	84.59	74.04
Cash milling costs ($ per tonne)	12.59	9.84	8.50	8.07	10.43	9.49	9.03
Total milling costs ($ per tonne)	15.80	11.87	10.45	10.10	13.60	11.71	11.26
Cash production costs ($ per tonne)	82.84	80.60	71.85	66.93	64.34	74.96	64.70

Cash costs per ounce of silver ($)	(3.41)	(4.53)	(4.27)	(2.97)	(3.73)	(3.88)	(2.76)
All-in sustaining costs per ounce of silver ($)	1.39	2.13	1.08	3.66	0.74	2.04	2.61
* Milling costs were adjusted to exclude mineral resources tax

i)	Fiscal 2018 vs. Fiscal 2017

In Fiscal 2018, the total ore mined at the Ying Mining District was 614,141 tonnes, a decrease of 4% or 22,619 tonnes, compared to 636,760 tonnes mined in Fiscal 2017. Correspondingly, ore milled in Fiscal 2018 decreased by 3% to 618,732 tonnes from 638,211 tonnes in the prior year.

Head grades were 305 g/t for silver, 4.4% for lead, and 0.9% for zinc, compared to 303 g/t for silver, 4.7% for lead and 1.0% for zinc in the prior year. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist manage daily operations.

In Fiscal 2018, the Ying Mining District sold approximately 5.4 million ounces of silver, 55.2 million pounds of lead, and 6.1 million pounds of zinc, compared to 5.9 million ounces of silver, 63.4 million pounds of lead, and 5.8 million pounds of zinc in the prior year. The decrease of silver and lead sold was mostly due to silver-lead concentrate inventory built up.

As at March 31, 2018, silver-lead concentrate inventories at the Ying Mining District were 4,050 tonnes containing approximately 0.4 million ounces of silver and 4.2 million pounds of lead, an increase of 77% or 1,757 tonnes, compared to 2,293 tonnes silver-lead concentrate inventories containing approximately 0.2 million ounces of silver and 2.6 million pounds of lead held as at March 31, 2017.

Total and cash mining costs at the Ying Mining District were $84.59 and $61.46 per tonne, respectively, in Fiscal 2018, compared to $74.04 and $51.79 per tonne, respectively, in Fiscal 2017. The increase in cash mining costs were mainly due to: i) a $2.0 million increase in raw material supply costs, ii) a $1.7 million increase in mining preparation costs resulting from more underground drilling and tunnelling

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

being expensed in Fiscal 2018, and iii) a $0.5 million increase in mining labour costs.

Total and cash milling costs at the Ying Mining District in Fiscal 2018 were $11.71 and $9.49 per tonne, respectively, compared to $11.26 and $9.03 per tonne, respectively, in Fiscal 2017. The increase in cash milling costs was mainly due to a 15% increase in per tonne raw material supply costs.

Correspondingly, cash production cost per tonne of ore processed in Fiscal 2018 at the Ying Mining District was $74.96, an increase of 16% compared to $64.70 in the prior year.

Cash cost per ounce of silver, net of by-product credits, in Fiscal 2018 at the Ying Mining District, was negative $3.88, compared to negative $2.76 in the prior year.

All-in sustaining costs per ounce of silver, net of by-product credits, in Fiscal 2018 at the Ying Mining District was $2.04 compared to $2.61 in the prior year.

In Fiscal 2018, approximately 104,798 m or $2.3 million of underground diamond drilling (Fiscal 2017 –93,735 m or $2.1 million) and 19,723 m or $5.8 million of preparation tunnelling (Fiscal 2017 – 17,787 m or $5.0 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 61,827 m or $20.1 million of horizontal tunnels, raises and declines (Fiscal 2017 – 60,241 m or $18.1 million) were completed and capitalized.

ii)	Q4 Fiscal 2018 vs. Q4 Fiscal 2017

In Q4 Fiscal 2018, a total of 113,820 tonnes of ore were mined and 112,285 tonnes milled at the Ying Mining District, up by 1% and 4%, compared to 112,755 tonnes mined and 108,051 tonnes milled in Q4 Fiscal 2017.

Average head grades were 309 g/t for silver, 4.3% for lead, and 1.0% for zinc, compared to 298 g/t for silver, 4.8% for lead, and 0.8% for zinc, respectively, in the same prior year quarter.

Metals sold were approximately 1.3 million ounces of silver, 700 ounces of gold, 12.6 million pounds of lead, and 1.1 million pounds of zinc, compared to 1.3 million ounces of silver, 700 ounces of gold, 13.5 million pounds of lead, and 1.0 million pounds of zinc in Q4 Fiscal 2017.

The cash mining costs at the Ying Mining District in Q4 Fiscal 2018 was $65.88 per tonne, compared to $49.99 per tonne in Q4 Fiscal 2017. The increase in cash mining costs were mainly due to: i) a $0.3 million increase in raw material supply costs, ii) a $0.4 million increase in mining preparation costs, and iii) a $0.7 million increase in direct mining contractor costs.

The cash milling cost at the Ying Mining District was $12.59 per tonne in Q4 Fiscal 2018, an increase of 21% compared to $10.43 per tonne in Q4 Fiscal 2017.

Cash cost per ounce of silver and all-in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District, for Q4 Fiscal 2018, were negative $3.41 and $1.39, respectively, compared to negative $3.73 and $0.74, respectively, in Q4 Fiscal 2017.

In Q4 Fiscal 2018, approximately 18,791 m or $0.6 million of underground diamond drilling (Q4 Fiscal 2017 – 21,961 m or $0.4 million) and 2,809 m or $0.9 million of preparation tunnelling (Q4 Fiscal 2017 –2,718 m or $0.8 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 9,653 m or $3.9 million of horizontal tunnels, raises, and declines (Q4 Fiscal 2017 – 9,741 m or $2.9 million) were completed and capitalized.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	GC Mine

The operational results at the GC Mine for the past five quarters are summarized in the table below:

Operational results - GC Mine	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Fiscal year ended March 31,
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2018	2017	*
Ore Mined (tonne)	29,442	85,665	65,812	64,865	40,224	245,783	260,746
Ore Milled (tonne)	26,252	88,494	63,648	65,944	39,929	244,338	260,696
Head Grades
Silver (gram/tonne)	96	97	102	98	91	98	94
Lead (%)	1.3	1.4	1.4	1.6	1.3	1.5	1.4
Zinc (%)	2.9	2.8	2.8	2.7	2.6	2.8	2.8
Recovery Rates
Silver (%)	76.3	73.6	74.4	81.2	72.8	76.2	75.7
Lead (%)	87.5	83.9	82.8	88.8	82.4	85.4	85.7
Zinc (%)	85.7	81.3	81.6	80.9	74.8	81.8	84.7
Metal Sales
Silver (in thousands of ounce)	63	196	155	189	53	603	564
Lead (in thousands of pound)	688	2,263	1,656	2,147	818	6,754	7,055
Zinc (in thousands of pound)	1,479	4,399	3,311	4,244	455	13,433	12,446
Cash mining cost ($ per tonne)	45.92	35.48	34.60	39.20	37.91	37.48	32.10
Total mining cost ($ per tonne)	57.47	43.10	42.62	46.99	45.37	45.73	40.03
Cash milling cost ($ per tonne)	25.07	14.09	14.63	16.73	20.06	15.72	14.35
Total milling cost ($ per tonne)	33.41	16.45	17.90	19.85	24.99	19.17	17.40
Cash production cost ($ per tonne)	70.99	49.57	49.23	55.93	57.97	53.20	46.45

Cash cost per ounce of silver ($)	(13.95)	(15.34)	(13.56)	(7.80)	(1.72)	(12.37)	(6.64)
All-in sustaining cost per ounce of silver ($)	(4.57)	(4.52)	(3.77)	(2.48)	14.55	(3.69)	0.20
* Milling costs were adjusted to exclude mineral resources tax

i)	Fiscal 2018 vs. Fiscal 2017

In Fiscal 2018, the total ore mined at the GC Mine was 245,783 tonnes, a decrease of 14,963 tonnes or 6%, compared to 260,746 tonnes mined in Fiscal 2017, while ore milled decreased by 6% to 244,338 tonnes from 260,696 tonnes in the prior year. The decrease of ore mined at the GC Mine was mainly due to the impact arising from a changeover of a mining contractor and lack of skilled miners in the fourth quarter of Fiscal 2018.

Head grades were 98 g/t for silver, 1.5% for lead, and 2.8% for zinc in Fiscal 2018, compared to 94 g/t for silver, 1.4% for lead, and 2.8% for zinc in the prior year.

In Fiscal 2018, the GC Mine sold 603,000 ounces of silver, 6.8 million pounds of lead, and 13.4 million pounds of zinc, compared to 564,000 ounces of silver, 7.1 million pounds of lead, and 12.4 million pounds of zinc sold in Fiscal 2017.

Total and cash mining costs at the GC Mine in Fiscal 2018 were $45.73 and $37.48 per tonne, respectively, compared to $40.03 and $32.10 per tonne in Fiscal 2017. The increase in cash mining costs was mainly due to a $0.9 million increase in mining preparation costs resulting from more underground drilling expensed in Fiscal 2018.

Total and cash milling costs at the GC Mine in Fiscal 2018 were $19.17 and $15.72 per tonne, respectively, compared to $17.40 and $14.35 per tonne, respectively, in Fiscal 2017. The increase in milling costs was mainly due to higher raw material supply costs.

Correspondingly, cash production costs per tonne of ore processed in Fiscal 2018 at the GC Mine increased by 14% to $53.20 from $46.45 in the prior year due to the increase in both per tonne cash mining and milling costs.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $12.37 in Fiscal 2018 compared to negative $6.64 in the prior year. The improvement was mainly due to a 45% increase in by-product credits, mainly arising from an 8% increase in zinc sold and a 32% and 50% increase in net realized lead and zinc selling prices, offset by a 4% decrease in lead sold. Sales from lead and zinc accounted for 76% of the total sales at the GC Mine in Fiscal 2018, and amounted to $21.2 million, an increase of $6.9 million, compared to $14.3 million in the prior year.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

All-in sustaining costs per ounce of silver, net of by-product credits, in Fiscal 2018 at the GC Mine was negative $3.69 compared to $0.20 in the prior year. The improvement was mainly due to higher byproduct credits achieved as discussed above.

In Fiscal 2018, approximately 21,717 m or $1.1 million of underground diamond drilling (Fiscal 2017 –12,484 m or $0.8 million) and 15,811 m or $4.5 million of tunnelling (Fiscal 2017 – 14,690 m or $4.0 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 320 m or $0.3 million of horizontal tunnels, raises and declines (Fiscal 2017 – 1,721 m or $0.7 million) were completed and capitalized.

ii)	Q4 Fiscal 2018 vs Q4 Fiscal 2017

In Q4 Fiscal 2018, a total of 29,442 tonnes of ore were mined and 26,252 tonnes were milled at the GC Mine compared to 40,224 tonnes mined and 39,929 tonnes milled in Q4 Fiscal 2017.

Average head grades were 96 g/t for silver, 1.3% for lead, and 2.9% for zinc compared to 91 g/t for silver, 1.3% for lead, and 2.6% for zinc, respectively, in Q4 Fiscal 2017.

Metals sold were approximately 63,000 ounces of silver, 0.7 million pounds of lead, and 1.5 million pounds of zinc, compared to 53,000 ounces of silver, 0.8 million pounds of lead, and 0.5 million pounds of zinc in Q4 Fiscal 2017.

The cash mining costs at the GC Mine was $45.92 per tonne, an increase of 21% compared to $37.91 per tonne in Q4 Fiscal 2017. The increase in cash mining costs was mainly due to lower production output resulting in higher unit costs allocation.

Correspondingly, the cash milling costs at the GC Mine in Q4 Fiscal 2018 increased by 25% to $25.07 per tonne, compared to $20.06 per tonne in Q4 Fiscal 2017.

Cash costs per ounce of silver and all-in sustaining costs per ounce of silver, net of by-product credits, at the GC Mine, for Q4 Fiscal 2018, were negative $13.95 and negative $4.57, respectively, compared to negative $1.72 and $14.55 in Q4 Fiscal 2017. The improvement is mainly due to higher by-product credits achieved arising from a 225% increase in zinc metal sold along with a 34% and 48% increase, respectively, in lead and zinc realized selling prices.

In Q4 Fiscal 2018, approximately 3,464 m or $0.2 million of underground diamond drilling (Q4 Fiscal 2017 – 2,995 m or $0.2 million) and 1,526 m or $0.7 million of tunnelling (Q4 Fiscal 2017 – 2,714 m or $0.8 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 40 m or $0.1 million of horizontal tunnels, raises, and declines (Q4 Fiscal 2017 – 40 m or $0.1 million) were completed and capitalized.

(iii)	BYP Mine

The BYP mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the current market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license.

(iv)	XHP Project

Activities at the XHP project, a development stage project, were suspended in Fiscal 2014. In light of the recent increase of lead and zinc metal prices, the Company has resumed activities at the XHP project to review and evaluate alternatives for this project.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(v)	Comparison of Fiscal 2018 Results with Fiscal 2018 Guidance

The following table provides a comparison of Fiscal 2018 results to the Fiscal 2018 production guidance provided at the start of Fiscal 2018:

Fiscal 2018	Ying Mining District		GC Mine		Consolidated
	Actual	Guidance	Actual	Guidance	Actual	Guidance
Ore (tonne)	614,141	650,000	245,783	250,000	859,924	900,000
Head Grades
Silver (gram/tonne)	305	275	98	90
Lead (%)	4.4	4.2	1.5	1.5
Zinc (%)	0.9	0.9	2.8	2.6
Metal Production*
Silver ('000 Oz)	5,462	5,300	570	400	6,032	5,700
Lead ( million pounds)	56.7	56.0	6.7	7.1	63.4	63.1
Zinc (million pounds)	6.1	6.0	12.2	12.3	18.3	18.3
Costs
Cash production cost ($/tonne of ore)	74.96	66.80	53.20	46.10	68.72	61.00
AISC**	2.04	4.20	(3.69)	(1.00)	3.27	5.40
*Metal production is estimated based on head grades of the ore processed and metal recoveries.
**AISC is referred to all-in sustaining costs per ounce of silver, net of by-product credits.

On a consolidation basis, silver production surpassed the guidance by 6% respectively, while lead and zinc production was in line with the guidance. The cash production costs per tonne was 13% higher, while the all-in sustaining costs, net of by-product credits, was 39% lower compared to the guidance.

At the Ying Mining District, silver, lead, and zinc production surpassed the guidance by 3%, 1%, and 1%, respectively, mainly due to the increase of head grades offset by lower ore production achieved. Silver and lead head grades increased by 11% and 6%, respectively, to 305 g/t for silver and 4.4% for lead from the guidance of 275 g/t for silver and 4.2% for lead. Cash production costs per tonne were higher than the guidance mainly due to more drilling and tunnelling expensed and higher material costs, while the all-in sustaining costs per ounce of silver, net of by-product credits, were better than the guidance.

At the GC Mine, silver production surpassed the guidance by 42%, while there was a 6% and 1% shortfall in lead and zinc production mainly due to 2% less ore processed and 3% decrease in lead head grades. Cash production costs per tonne were higher than the guidance, while the all-in sustaining costs per ounce of silver, net of by-product credits, were better than the guidance mainly due to higher byproduct credits achieved with a 34% and 48% increase, respectively, in lead and zinc realized selling prices.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Fiscal 2019 Production and Cash Costs Guidance

Fiscal 2019 production guidance was previously announced in our news release dated February 8, 2018. The Company continues to expect production of approximately 880,000 tonnes of ore, yielding 6.0 million ounces of silver, 63.6 million pounds of lead, and 19.8 million pounds of zinc in Fiscal 2019. Fiscal 2019 production guidance compared to the prior year’s guidance released on February 2, 2017 represents an increase of approximately 4% in silver production, 1% in lead production, and 8% in zinc production.

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	630,000	285	4.3	0.9
GC Mine	250,000	98	1.6	3.0

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	5.4	56.1	6.2	75.4	123.7
GC Mine	0.6	7.5	13.6	57.2	75.5
Consolidated	6.0	63.6	19.8	70.2	122.2
*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per ounce of silver, net of credits from gold, lead, zinc and other metals. Cash costs refers to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.25, US$1 = RMB¥6.50.

(a)	Ying Mining District, Henan Province, China

In Fiscal 2019, Ying Mining District plans to mine and process 630,000 tonnes of ore averaging 285 g/t silver, 4.3% lead, and 0.9% zinc with expected metal production of 5.4 million ounces of silver, 56.1 million pounds of lead and 6.2 million of zinc. Fiscal 2019 production guidance at the Ying Mining District represents an increase of approximately 4% in silver head grade and 2% in lead head grade compared to prior year’s guidance. Metal production is comparable to prior year’s guidance.

The cash production costs is expected to be $75.4 per tonne of ore, and the all-in sustaining costs is estimated at $123.7 per tonne of ore processed.

Capital expenditures at the Ying Mining District in Fiscal 2019 are budgeted at $31.8 million, including $23.2 million for mine tunnelling and ramp development and $8.6 million for equipment and infrastructure.

As reported on the Company’s new releases dated April 16, 2018 and May 1, 2018, the Company reported a spillage incident at the Ying Mining District that a small amount of tailings leaking from the No. 2 tailing facility to Chong-Yang Creek at approximately 9:30 pm on April 12, 2018. Silvercorp’s subsidiary, Henan Found, took immediate actions and the leakage was fully controlled and stopped as of 12:00 pm of April 13, 2018. No personal injuries were incurred and the results of ongoing water tests from Chong-Yang Creek are within the acceptable national water quality standards. Due to the incident, milling operations at the Ying Mining District were temporarily suspended. On April 28, 2018, one floatation line of 1,000 tonnes per day at the No. 2 mill, using the No. 1 tailing storage facility resumed operation, and full mill operations resumed on May 23, 2018. As the milling capacity of Henan Found is approximately 25% greater than the mining capacity, the temporary suspension of the milling operations is expected to have minimal impact on overall annual production.

(b)	GC Mine, Guangdong Province, China

In Fiscal 2019, GC Mine plans to mine and process 250,000 tonnes of ore averaging 98 g/t silver, 1.6% lead, and 3.0% zinc with expected metal production of 0.6 million ounces of silver, 7.5 million pounds of lead and 13.6 million pounds of zinc. Fiscal 2019 represents an increase of approximately 50% in silver production, 6% in lead production, and 11% in zinc production compared to the prior year’s guidance released on February 2, 2017.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The cash production cost is expected to be $57.2 per tonne of ore, and the all-in sustaining costs would be $57.2 per tonne of ore processed.

Capital expenditures at GC Mine in Fiscal 2019 are budgeted at $3.0 million, including $1.7 million for mine tunneling and ramp development and $1.3 million for equipment and infrastructure.

5.	Investment in New Pacific Metals Corp. (“NUAG”)

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUAG) and the OTCQX Best Market (symbol: NUPMF). NUAG is a related party of the Company by way of two common directors and officers, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

In July 2017, the Company participated in NUAG’s private placement and subscribed for 25,000,000 common shares of NUAG for $20.0 million.

In November 2017, the Company participated in NUAG’s strategic private placement. The placement was for 19,000,000 units, and the Company subscribed for 3,000,000 units while Pan American Silver Corp. subscribed for 16,000,000 units, at a price of CAD$1.42 per unit. Each unit is comprised of one common share of NUAG and one half of one common share purchase warrant. Arising from this strategic private placement, the Company’s ownership in NUAG was diluted from 32.2% to 29.8% and a dilution gain of $0.8 million was recorded along with the reclassification of loss of $18 from other comprehensive income to net income.

The Company also acquired an additional 474,600 NUAG common shares from the public market for $0.5 million during the year ended March 31, 2018.

As at March 31, 2018, the Company owned 39,280,900 NUAG common shares (March 31, 2017 –10,806,300), representing an ownership interest of 29.8% (March 31, 2017 – 16.1%). The summary of the investment in NUAG common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUAG's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2016	10,806,300	$3,133	$2,333
Share of net income		282
Share of other comprehensive loss		(12)
Impairment recovery		5,278
Foreign exchange impact		(164)
Balance, March 31, 2017	10,806,300	8,517	8,517
Participate in Private placement	28,000,000	23,352
Purchase from open market	474,600	509
Share of net loss		(700)
Share of other comprehensive income		461
Impairment recovery		4,714
Dilution gain		822
Foreign exchange impact		326
Balance March 31, 2018	39,280,900	$38,001	$50,266

For the year ended March 31, 2018, an impairment recovery of $4,714 (year ended March 31, 2017 -$5,278) was recognized for the investment in NUAG based on the quoted market price of NUAG common shares.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Summarized financial information for the Company's investment in NUAG on a 100% basis is as follows:

	Years ended March 31,
	2018 (1)	2017 (1)
(Loss) income from investments	$(976)	$3,999
General and administrative expense	(2,527)	(1,197)
Foreign exchange (loss) gain	(358)	388
Impairment charge	-	(2,933)
Other income	372	100
Net (loss) income of associate	$(3,489)	$357
Adjustments to net (loss) income of associate	760	1,391
Net (loss) income of associate qualified for pick-up	$(2,729)	$1,748
Company's share of net (loss) income	$(700)	$282

	March 31, 2018(1)	March 31, 2017(1)
Current assets	$28,279	$16,152
Non-current assets	57,268	9,248
Total assets	$85,547	$25,400

Current liabilities	970	600
Long-term liabilities	4,839	-
Total liabilities	5,809	600

Net assets	$79,738	$24,800
Company's share of net assets of associate	$23,730	$4,003
(1)NUAG's fiscal year-end is on June 30. NUAG's quarterly financial results were used to compile the financial information that matched with the Company's year-end on March 31.

NUAG acquired a 100% interest in the Silver Sand Property, an early-stage exploration project in the Potosi Department of Bolivia, in July 2017 and commenced a 30,000 metres exploration drilling program in October 2017. Exploration results of this drilling program have not yet been released by NUAG as of the date of this MD&A.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	Fiscal Year 2018 Financial Results

(a)	Selected Annual Information

	Fiscal 2018	Fiscal 2017	Fiscal 2016
Sales	170,039	$163,471	$107,940
Gross Profit	87,884	88,186	36,015
Expenses and foreign exchange	(23,284)	(20,486)	(23,220)
Impairment reversal	4,714	5,097	-
Dilution gain on investment in associate	822	-	-
Gain on disposal of NSR	4,320	-	-
Other Items	3,359	1,938	(107)
Net income (loss)	58,896	55,498	9,939
Net income (loss) attributable to the equity holders of the Company	46,994	43,674	6,336
Basic earnings (loss) per share	0.28	0.26	0.04
Diluted earnings (loss) per share	0.27	0.25	0.04
Cash dividend declared	3,362	1,585	685
Cash dividended declared per share	0.020	0.015	0.005
Total Assets	476,894	397,970	372,019
Total non-current liabilities	46,408	39,878	43,348

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b)	Financial Results – Fiscal 2018 compared to Fiscal 2017

Net income attributable to the shareholders of the Company in Fiscal 2018 was $47.0 million, or $0.28 per share, up 8% compared to $43.7 million, or $0.26 per share in Fiscal 2017. The adjusted net income attributable to the shareholders of the Company was $41.5 million, or $0.25 per share after adjustments of impairment reversal and dilution gain, compared to the adjusted net income of $38.6 million, or $0.23 per share in Fiscal 2017.

Sales in Fiscal 2018 were $170.0 million, up 4% compared to $163.5 million in Fiscal 2017. Silver and gold sales represented $82.4 million and $3.2 million, respectively, while base metals represented $84.5 million of total sales compared to silver, gold and base metal sales of $89.6 million, $3.3 million, and $70.6 million, respectively, in Fiscal 2017.

In Fiscal 2018, the Company’s consolidated financial results were mainly impacted by the following: i) an increase of 25% and 53%, in net realized selling prices for lead and zinc; ii) a decrease of 1% in the net realized selling price for silver, iii) less silver and lead sold as inventory built up; and iv) higher per tonne production costs.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal prices. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Fiscal 2018, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	F2018	F2017	F2018	F2017	F2018	F2017	F2018	F2017
Net realized selling prices	$13.63	$13.79	$1,043	$1,013	$1.01	$0.81	$1.10	$0.72
Add back: Value added taxes	2.32	2.34	-	-	0.17	0.14	0.19	0.12
Add back: Smelter charges and recovery	1.91	2.23	252	256	0.09	0.11	0.40	0.42
SME	$17.86	$18.37	$1,295	$1,269	$1.27	$1.05	$1.69	$1.27
LME	$16.88	$17.77	$1,286	$1,260	$1.08	$0.91	$1.39	$1.07

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Cost of sales in Fiscal 2018 was $82.2 million compared to $75.3 million in Fiscal 2017. The cost of sales included $59.1 million cash production costs (Fiscal 2017 - $53.8 million), $4.8 million mineral resource tax (Fiscal 2017 - $3.8 million), and $18.2 million depreciation, amortization and depletion charges (Fiscal 2017 - $17.7 million).

Gross profit margin in Fiscal 2018 was 52% compared to 54% in Fiscal 2017. Ying Mining District’s gross profit margin was 55% compared to a 57% gross profit margin in the prior year, while GC Mine’s gross profit margin was 36% compared to a 31% gross profit margin in the prior year.

General and administrative expenses in Fiscal 2018 were $18.7 million, an increase of 11% compared to $16.8 million in Fiscal 2017. The increase was mainly due to increased compensation to management and employees and increased costs of administration due to the resumption of activities at the XHP project and the BYP Mine. Items included in general and administrative expenses are as follows:

(i)	Amortization expenses of $1.2 million (Fiscal 2017 - $1.2 million);

(ii)	Office and administrative expenses of $6.7 million (Fiscal 2017 - $5.5 million);

(iii)	Salaries and benefits of $8.4 million (Fiscal 2017 - $7.4 million);

(iv)	Stock based compensation expense of $1.6 million (Fiscal 2017 - $1.0 million); and

(v)	Professional fees of $0.9 million (Fiscal 2017 - $1.7 million).

Government fees and other taxes in Fiscal 2018 were $3.0 million (Fiscal 2017 - $4.0 million). Government fees included mineral resource compensation fees and environmental protection fees paid to the state and local Chinese governments. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Foreign exchange loss in Fiscal 2018 was $1.6 million compared to foreign exchange gain of $339 in Fiscal 2017. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Fiscal 2018 was $329 compared to $538 in the prior year. The loss was related to the disposal of obsolete equipment.

Gain on disposal of mineral rights and properties in Fiscal 2018 was $4.3 million (Fiscal 2017 - $nil). On April 5, 2017, the Company entered into a royalty purchase and sale agreement (the “Agreement”) with Maverix Metals Inc. (“Maverix”), a publicly traded (TSX-V: MMX) Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return (“NSR”) on the Silvertip Mine for consideration of up to 6,600,000 of Maverix’s common shares payable as follows:

  3,800,000 common shares of Maverix on closing of the transaction; and

  2,800,000 common shares of Maverix when the Silvertip Mine achieves: i) commercial production, and ii) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

On April 19, 2017, the transaction closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,319 (CAD$ 5.8 million) and recognized a gain of $4,320 on the disposal of the NSR.

Share of loss in an associate in Fiscal 2018 was $0.7 million (Fiscal 2017 – gain of $0.3 million), representing the Company’s equity pickup in NUAG.

Dilution gain on investment in an associate in Fiscal 2018 was $0.8 million (Fiscal 2017 - $nil). In Fiscal 2018, the Company’s equity interest in NUAG was diluted to 29.8% from 32.2%, resulting in a dilution gain of $0.8 million.

Impairment reversal of investment in associate in Fiscal 2018 was $4.7 million (Fiscal 2017 - $5.3 million). Based on the quoted market price of NUAG as at March 31, 2018, using fair value less costs to

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

sell approach, the Company reversed $4.7 million impairment charges (Fiscal 2017 - $5.3 million) taken in prior years against the carrying value of the Company’s investment in NUAG.

Finance income in Fiscal 2018 was $2.8 million compared to $2.2 million in the prior year. The Company invests in short-term investments which include term deposit and bonds.

Finance costs in Fiscal 2018 were $0.4 million compared to $0.8 million in the prior year. The finance costs in Fiscal 2018 were related to the unwinding of discount of environmental rehabilitation provision.

Income tax expenses in Fiscal 2018 were $18.9 million, compared to $19.2 million in Fiscal 2017. The income tax expense recorded in Fiscal 2018 included current income tax expense of $16.1 million (Fiscal 2017 - $13.1 million) and deferred income tax expenses of $2.8 million (Fiscal 2017 - $6.1 million).

7.	Fourth Quarter Financial Results

(a)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017
Sales	$38,449	$44,352	$47,541	$39,697
Gross Profit	19,107	23,166	25,606	20,005
Expenses and foreigh exchange	(4,403)	(5,581)	(6,274)	(7,026)
Impairment reversal	4,714	-	-	-
Dilution gain on investment in associate	-	822	-	-
Gain on disposal of NSR	-	-	-	4,320
Other Items	628	1,962	533	236
Net (loss) income	14,713	16,067	14,602	13,514
Net (loss) income, attributable to the shareholders of the Company	12,194	12,718	11,145	10,937
Basic (loss) earnings per share	0.07	0.08	0.07	0.07
Diluted (loss) earnings per share	0.07	0.07	0.07	0.06
Cash dividend declared	-	1,683	-	1,679
Cash dividended declared per share	-	0.01	-	0.01
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016
Sales	$34,064	$47,838	$46,298	$35,271
Gross Profit	20,304	26,379	25,759	15,744
Expenses and foreigh exchange	(5,083)	(4,557)	(4,643)	(6,203)
Impairment reversal (charges)	5,278		-	(181)
Other Items	981	169	827	(39)
Net Income (Loss)	16,334	16,638	16,006	6,520
Net income (Loss), attributable to the shareholders of the Company	13,507	13,115	12,378	4,674
Basic earnings (loss) per share	0.08	0.08	0.07	0.03
Diluted earnings (loss) per share	0.08	0.08	0.07	0.03
Cash dividend declared	-	1,585	-	-
Cash dividended declared per share (CAD)	-	0.01	-	-

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

(b)	Financial Results – Three months ended March 31, 2018 (“Q4 Fiscal 2018”)

Net income attributable to equity shareholders of the Company in Q4 Fiscal 2018 was $12.2 million, or $0.07 per share, compared to $13.5 million, or $0.08 per share in Q4 Fiscal 2017. The adjusted net income attributable to equity shareholders was $7.5 million, or $0.04 per share after adjustment of impairment reversal of $4.7 million (Q4 Fiscal 2017 - $5.3 million) compared to $8.2 million or $0.05 per

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

share in Q4 Fiscal 2017.

The Company’s consolidated financial results in Q4 Fiscal 2018 were mainly impacted by the following: i) an increase of 2%, 16%, and 35% in the net realized selling prices for silver, lead, and zinc, respectively, compared to the prior year quarter; ii) an increase of 6% and 74% in silver and zinc sold; and iii) higher per tonne production costs.

Sales were $38.4 million, up 13%, in Q4 Fiscal 2018, compared to $34.1 million in Q4 Fiscal 2017. Silver and gold sales represented $19.8 million and $0.8 million, respectively, while base metals represented $17.9 million of total sales compared to silver, gold and base metals of $18.3 million, $0.7 million, and $15.1 million, respectively, in the prior year quarter.

Cost of sales was $19.3 million in Q4 Fiscal 2018 compared to $13.8 million in Q4 Fiscal 2017. The cost of sales included $13.3 million cash production costs (Q4 Fiscal 2017 - $11.0 million), $1.1 million mineral resource taxes (Q4 Fiscal 2017 - $1.0 million), and $5.0 million depreciation, amortization and depletion charges (Q4 Fiscal 2017 - $1.8 million).

Gross profit margin decreased to 50% in Q4 Fiscal 2018, compared to 60% in Q4 Fiscal 2017.

General and administrative expenses were $4.7 million, an increase of 9%, in Q4 Fiscal 2018, compared to $4.4 million in Q4 Fiscal 2017. Items included in general and administrative expenses in Q4 Fiscal 2018 are as follows:

(i)	Amortization expenses of $0.3 million (Q4 Fiscal 2017 - $0.2 million);

(ii)	Office and administrative expenses of $1.8 million (Q4 Fiscal 2017 - $1.4 million);

(iii)	Salaries and benefits of $2.1 million (Q4 Fiscal 2017 - $2.1 million);

(iv)	Stock based compensation expense of $0.4 million (Q4 Fiscal 2017 - $0.3 million); and

(v)	Professional fees of $0.1 million (Q4 Fiscal 2017 - $0.2 million).

Government fees and other taxes in Q4 Fiscal 2018 were $0.5 million (Q4 Fiscal 2017 - $0.5 million).

Foreign exchange gain was $862 in Q4 Fiscal 2018, compared to a loss of $197 in Q4 Fiscal 2017. The foreign exchange gain or loss is mainly driven by the fluctuation of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment was $6 in Q4 Fiscal 2018, compared to $80 in the prior year quarter. The loss was related to the disposal of obsolete equipment.

Share of loss in an associate in Q4 Fiscal 2018 was $189 (Q4 Fiscal 2017 - gain of $122), representing the Company’s equity pickup in NUAG.

Impairment reversal of investment in associate in Q4 Fiscal 2018 was $4.7 million (Fiscal 2017 - $5.3 million). Based on the quoted market price of NUAG as at March 31, 2018, using fair value less costs to sell approach, the Company reversed $4.7 million in impairment charges taken in prior years against the carrying value of the Company’s investment in NUAG.

Income tax expenses in Q4 Fiscal 2018 were $5.3 million, compared to income tax expenses of $5.1 million in the same period last year. The income tax expenses recorded in Q4 Fiscal 2018 included current income tax expenses of $4.6 million (Q4 Fiscal 2017 - recoveries of $2.8 million) and deferred income taxes expenses of $703 (Q4 Fiscal 2017 – $2.3 million).

8.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at March 31, 2018 were $106.1 million, an increase of $9.6 million or 10%, compared to $96.5 million cash and cash equivalents and short-term investment as at March 31, 2017.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Working capital as at March 31, 2018 was $90.5 million, an increase of $19.8 million or 28%, compared to $70.7 million working capital as at March 31, 2017.

Cash flows provided by operating activities in Fiscal 2018 were $67.9 million, a decrease of $9.6 million or 12%, compared to $77.5 million in the prior year. Before changes in non-cash operating working capital, cash flows provided by operating activities in Fiscal 2018 were $70.5 million, a decrease of $2.5 million or 3%, compared to $73.0 million in the prior year. The decrease was mainly due to increased income taxes paid in Fiscal 2018.

In Q4 Fiscal 2018, cash flow provided by operating activities were $2.9 million compared to $4.1 million in Q4 Fiscal 2017. Before changes in non-cash operating working capital, cash flows provided by operating activities in the current quarter were $11.1 million, an increase of $2.9 million, compared to $8.2 million in the prior year quarter.

Cash flows used in investing activities in Fiscal 2018 were $81.7 million (Fiscal 2017 - $40.6 million), comprising mainly of $20.9 million for capital mineral exploration and development expenditure, $6.2 million for acquisition of plant and equipment, $23.9 million for the investment in NUAG, and net purchase of short-term investment of $30.8 million. In Fiscal 2017, the $40.6 million cash used in investing activities mainly comprised of the payment of $8.7 million to retire the mineral right fee incurred in prior years for the mining permit of SGX mine, $1.3 million to renew the mining permit for TLP and LM Mine, $17.8 million for capital mineral exploration and development expenditures, $8.0 million for acquisition of plant and equipment, $0.8 million for other investments, and $4.1 million for net purchases of short-term investments.

In Q4 Fiscal 2018, cash flows used in investing activities were $15.5 million compared with $1.8 million cash provided by investing activities in the prior year quarter. In Q4 Fiscal 2018, $9.5 million cash was used for net purchases of short-term investments, $4.3 million cash was used for capital mineral exploration and development expenditures, and $1.7 million was used for acquisition of plant and equipment. In Q4 Fiscal 2017, $7.4 million cash was from net redemption of short-term investments offset by $2.2 million cash used for capital mineral exploration and development expenditures, and $3.4 million for acquisition of plant and equipment.

Cash flows used in financing activities in Fiscal 2018 were $14.8 million, comprising mostly of $7.8 million cash distribution to non-controlling shareholders, $4.2 million cash for common shares buyback, and $3.4 million cash dividends distributed to equity shareholders of the Company, offset by $0.6 million cash from the issuance of common shares of the Company arising from stock options exercised. In Fiscal 2017, cash flows used in financing activities were $7.2 million, comprising mostly of $4.3 million repayment of a bank loan, $2.2 million cash distribution to non-controlling shareholders, and $1.6 million cash dividends distributed to equity shareholders of the Company, offset by $0.9 million cash from the issuance of common shares of the Company arising from stock options exercised.

Cash flows used in financing activities in Q4 Fiscal 2018 were $5.1 million in Q4 Fiscal 2018, comprising mostly of $2.9 cash distribution to non-controlling shareholders and $2.4 million cash for common shares buyback, offset by $0.2 million cash from the issuance of common shares of the Company arising from stock options exercised. In Q4 Fiscal 2017, cash used in financing activities were $4.7 million, comprising mostly of $4.3 million repayment of a bank loan and $0.8 cash distribution to non-controlling shareholders, offset by $0.4 million cash from the issuance of common shares of the Company arising from stock options exercised.

Contractual commitments and contingencies not disclosed elsewhere in this MD&A were as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,353	$888	$2,465	$-
Commitments	$6,418	$-	$-	$6,418

As of March 31, 2018, the Company has two office rental agreements totaling $3,353 for the next four years and commitments of $6,418 related to the GC property. During the year ended March 31, 2018,

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the Company incurred rental expenses of $684 (year ended March 31, 2017 - $611), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arising in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case was scheduled for a 60 day jury trial, commencing February 2018. The Company also commenced third party proceedings against other parties (the “Third Parties”), claiming contribution and indemnity. On August 22, 2016, the Company commenced an action against the parties to the Huang Action and others seeking damages (the “Silvercorp Action”). In January 2018, the parties to the Huang Action and Silvercorp Action reached a confidential settlement agreement. The settlement resolves all claims between the Company, Mr. Huang, and the Third Parties in all actions, including the Huang Action and the Silvercorp Action, all of which have been dismissed by consent. Nothing contained in this settlement represents an admission of liability, fault, or wrongdoing on the part of any of the parties.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining.
  In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from the XHP Project. A trial was heard in March 2017 and the court decision is pending. The acquisition costs of the XHP Project was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid and was written off by the Company in prior years. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favour of SX Gold. The Luoyang Intermediate People’s Court, Henan, China issued a court order demanding HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Mining filed an appeal to the Henan High People’s Count, China. A trial was heard in April 2017 and on June 16, 2017, the Henan High People’s Court, China dismissed HA Mining’s appeal and upheld the rulings made by the Luoyang Intermediate People’s Court, Henan, China. On August 4, 2017, HA Mining submitted an application to the Supreme People’s Court of China (the “Supreme Court”) to rehear the case, the application was rejected by the Supreme Court on November 24, 2017. On December 6, 2017, SX Gold and HA Mining reached a mutual settlement agreement that HA Mining would pay $2.3 million (RMB15.0 million) to SX Gold. As of March 31, 2018, HA Mining paid $2.3 million (RMB15.0 million) to the Company, which was included in other income of the consolidated statements of income, and the case was closed.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

9.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s board of directors (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at March 31, 2018 and March 31, 2017 that are not otherwise disclosed. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Fair value as at March 31, 2018
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$49,199	$-	$-	$49,199
Investments in publicly traded companies	6,132	-	-	6,132

	Fair value as at March 31, 2017
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$73,003	$-	$-	$73,003
Investments in publicly traded companies	1,207	-	-	1,207

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at March 31, 2018 and March 31, 2017, respectively, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the years ended March 31, 2018 and 2017.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

		March 31, 2018			March 31, 2017
	Within a year	2-3 years	4-5 years	Total	Total
Accounts payable and accrued liabilities	$25,198	$-	$-	$25,198	$30,374

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income is summarized as follow:

	March 31, 2018	March 31, 2017
Financial assets denominated in U.S. Dollars	$27,256	$29,093
Financial assets denominated in Chinese RMB	$-	$7,115

As at March 31, 2018, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.7 million.

(d) Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents and short term investments. As at March 31, 2018, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2018 is considered to be immaterial. There were no amounts in receivables which were past due at March 31, 2018 (at March 31, 2017 - $nil) for which no provision is recognized.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2018, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $610.

10.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

11.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from a related party	March 31, 2018	March 31, 2017
NUAG (a)	$11	$92

(a)

Pursuant to a services and administrative costs reallocation agreement between the Company and NUAG, the Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG. During the year ended March 31, 2018, the Company recovered $433 (year ended March 31, 2017 - $194) from NUAG for services rendered and expenses incurred on behalf of NUAG. The costs recovered from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

Transactions with related parties are made on terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

(b)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel, who are those having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, for the years ended March 31, 2018 and 2017 were as follows:

	Years Ended March 31,
	2018	2017
Directors' fees	$168	$151
Salaries and bonus for key management personnel	2,656	2,031
Share-based compensation	981	727
	$3,805	$2,909

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Share-based compensation expenses were measured at grant date fair value.

12.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the years ended March 31, 2018 and 2017: (a) Adjusted Net Income and Adjusted Earnings Per Share Adjusted net income and adjusted earnings per share are non-IFRS measures that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relate to positions that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted net income nor adjusted earnings per share have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The following table shows a reconciliation of adjusted net income and loss for the three and twelve months ended March 31, 2018 and 2017, to the net (loss) earnings for each period.

	Three monthns ended March 31,		Year ended March 31,
('000s US$)	2018	2017	2018	2017
Net income as reported for the period	$14,713	$16,334	$58,896	$55,498
Adjust impairment loss on plant and equipment and mineral rights and properties	-	-	-	181
Adjust dilution gain on investment in associate	-	-	(822)	-
Adjust impairment reversal of investment in associate	(4,714)	(5,278)	(4,714)	(5,278)

Adjust gain on disposal of mineral rights and properties	-	-	-	-
Adjusted net income for the year	$9,999	$11,056	$53,360	$50,401
Non-controlling interest	2,519	2,827	11,902	11,824
Adjusted net income attributable to equity holders	$7,480	$8,229	$41,458	$38,577
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earning per share	$0.04	$0.05	$0.25	$0.23
Diluted adjusted earning per share	$0.04	$0.05	$0.24	$0.23
Basic weighted average shares outstanding	167,374,757	167,602,781	167,848,117	167,185,234
Basic adjusted earnings per share	171,756,605	171,984,629	171,405,904	171,350,024

(b) Cash and Total Costs per Ounce

Cash and total costs per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. Cash and total costs on a by-product basis are calculated by deducting revenue from the sales of by-product metals from the Company’s cash and total cost of sales.

The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Year ended March 31, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$64,321	$17,834	$82,155
Less: mineral resources tax		(3,927)	(837)	(4,764)
Total production costs expensed into cost of sales	A	60,394	16,997	77,391
Less: Amortization and depletion		(15,251)	(2,996)	(18,247)
Total cash production cost expensed into cost of sales	B	45,143	14,001	59,144
By-product sales
Gold		(3,232)	-	(3,232)
Lead		(55,488)	(6,763)	(62,251)
Zinc		(7,000)	(14,462)	(21,462)
Other		(502)	(238)	(740)
Total by-product sales	C	(66,222)	(21,463)	(87,685)
Silver ounces sold ('000s)	D	5,437	603	6,040
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(1.07)	$(7.41)	$(1.70)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.88)	$(12.37)	$(4.73)

Total production cost per ounce of silver, before by-product credits	A/D	$11.11	$28.19	$12.81
Total cash cost per ounce of silver, before by-product credits	B/D	$8.30	$23.22	$9.79

By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.54)
Lead		(10.21)	(11.22)	(10.31)
Zinc		(1.29)	(23.98)	(3.55)
Other		(0.09)	(0.39)	(0.12)
Total by-product credits per ounce of silver		$(12.18)	$(35.59)	$(14.52)

Year ended March 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$60,994	$14,291	$75,285
Less: mineral resources tax		(3,198)	(579)	(3,777)
Total production costs expensed into cost of sales	A	57,796	13,712	71,508
Amortization and depletion		(14,987)	(2,699)	(17,686)
Total cash cost	B	42,809	11,013	53,822
By-product sales
Gold		(3,344)	-	(3,344)
Lead		(51,479)	(5,373)	(56,852)
Zinc		(4,332)	(8,909)	(13,241)
Other		-	(478)	(478)
Total by-product sales	C	(59,155)	(14,760)	(73,915)
Silver ounces sold ('000s)	D	5,930	564	6,494
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(0.23)	$(1.86)	$(0.37)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(2.76)	$(6.64)	$(3.09)

Total production cost per ounce of silver, before by-product credits	A/D	$9.75	$24.31	$11.01
Total cash cost per ounce of silver, before by-product credits	B/D	$7.22	$19.53	$8.29

By-product credits per ounce of silver
Gold		$(0.56)	$-	$(0.51)
Lead		(8.68)	(9.53)	(8.75)
Zinc		(0.73)	(15.80)	(2.04)
Other		-	(0.85)	(0.07)
Total by-product credits per ounce of silver		$(9.97)	$(26.18)	$(11.37)

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended March 31, 2018
		Ying Mining
		District	GC	Total
Cost of sales		$16,867	$2,475	$19,342
Less: mineral resources tax		(977)	(103)	(1,080)
Total production costs expensed into cost of sales	A	15,890	2,372	18,262
Less: Amortization and depletion		(4,437)	(518)	(4,955)
Total cash production cost expensed into cost of sales	B	11,453	1,854	13,307
By-product sales
Gold		(784)	-	(784)
Lead		(13,760)	(815)	(14,575)
Zinc		(1,396)	(1,914)	(3,310)
Other		(7)	(4)	(11)
Total by-product sales	C	(15,947)	(2,733)	(18,680)
Silver ounces sold ('000s)	D	1,319	63	1,382
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(0.04)	$(5.73)	$(0.30)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.41)	$(13.95)	$(3.89)

Total production cost per ounce of silver, before by-product credits	A/D	$12.05	$37.65	$13.21
Total cash cost per ounce of silver, before by-product credits	B/D	$8.68	$29.43	$9.63
By-product credits per ounce of silver
Gold		$(0.59)	$-	$(0.57)
Lead		(10.43)	(12.94)	(10.55)
Zinc		(1.06)	(30.38)	(2.40)
Other		(0.01)	(0.06)	(0.01)
Total by-product credits per ounce of silver		$(12.09)	$(43.38)	$(13.53)

Three months ended March 31, 2017
		Ying Mining
		District	GC	Total
Cost of sales		$12,175	$1,585	$13,760
Less: mineral resources tax		(915)	(60)	(975)
Total production costs expensed into cost of sales	A	11,260	1,525	12,785
Amortization and depletion		(1,496)	(329)	(1,825)
Total cash cost	B	9,764	1,196	10,960
By-product sales
Gold		(662)	-	(662)
Lead		(12,756)	(717)	(13,473)
Zinc		(1,024)	(395)	(1,419)
Other		-	(175)	(175)
Total by-product sales	C	(14,442)	(1,287)	(15,729)
Silver ounces sold ('000s)	D	1,255	53	1,308
Total production cost per ounce of silver, net of by-product credits	(A+C)/D	$(2.54)	$4.49	$(2.25)
Total cash cost per ounce of silver, net of by-product credits	(B+C)/D	$(3.73)	$(1.72)	$(3.65)

Total production cost per ounce of silver, before by-product credits	A/D	$8.97	$28.77	$9.77
Total cash cost per ounce of silver, before by-product credits	B/D	$7.78	$22.57	$8.38

By-product credits per ounce of silver
Gold		$(0.53)	$-	$(0.51)
Lead		(10.16)	(13.53)	(10.30)
Zinc		(0.82)	(7.45)	(1.08)
Other		-	(3.30)	(0.13)
Total by-product credits per ounce of silver		$(11.51)	$(24.28)	$(12.03)

(c) All-in & All-in Sustaining Costs per Ounce of Silver

All-in sustaining costs (“AISC”) per ounce and all-in costs (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the years ended March 31, 2018 and 2017:

		Ying Mining			Developing
Year ended March 31, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$64,321	$-	$17,834	$-	$-	$82,155
Depreciation, amortization and depletion		(15,251)	-	(2,996)	-	-	(18,247)
By-products credits		(66,222)	-	(21,463)	-	-	(87,685)
Total cash cost, net of by-product credits		(17,152)	-	(6,625)	-	-	(23,777)
General & administrative		5,764	1,249	2,152	671	8,849	18,685
Amortization included in general & administrative		(413)	(317)	(267)	-	(199)	(1,196)
Government fees and other taxes		2,356	7	573	1	34	2,971
Reclamation accretion		374	34	30	11	-	449
Sustaining capital		20,165	38	1,910	258	277	22,648
All-in sustaining cost, net of by-product credits	A	$11,094	$1,011	$(2,227)	$941	$8,961	$19,780
Non-sustaining expenditures		3,704	14	488	246	-	4,452
All-in cost, net of by-product credits	B	$14,798	$1,025	$(1,739)	$1,187	$8,961	$24,232
Ounces of silver sold	C	5,437	-	603	-	-	6,040
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.04	$-	$(3.69)	$-	$-	$3.27
All-in cost per ounce of silver, net of by-product credits	B/C	$2.72	$-	$(2.88)	$-	$-	$4.01

		Ying Mining			Developing
Year ended March 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$60,994	$-	$14,291	$-	$-	$75,285
Depreciation, amortization and depletion		(14,987)	-	(2,699)	-	-	(17,686)
By-products credits		(59,155)	-	(14,760)	-	-	(73,915)
Total cash cost, net of by-product credits		(13,148)	-	(3,168)	-	-	(16,316)
General & administrative		5,316	1,074	1,875	222	8,331	16,818
Amortization included in general & administrative		(463)	(380)	(208)	-	(176)	(1,227)
Government fees and other taxes		3,441	-	533	2	31	4,007
Reclamation accretion		344	30	26	(18)	-	382
Sustaining capital		19,977	76	1,055	-	32	21,140
All-in sustaining cost, net of by-product credits	A	$15,467	$800	$113	$206	$8,218	$24,804
Non-sustaining expenditures		3,403	-	336	-	-	3,739
All-in cost, net of by-product credits	B	$18,870	$800	$449	$206	$8,218	$28,543
Ounces of silver sold	C	5,930	-	564	-	-	6,494
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$2.61	$-	$0.20	$-	$-	$3.82
All-in cost per ounce of silver, net of by-product credits	B/C	$3.18	$-	$0.80	$-	$-	$4.40

		Ying Mining			Developing
Three month ended March 31, 2018		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$16,867	$-	$2,475	$-	$-	$19,342
Depreciation, amortization and depletion		(4,438)	-	(518)	-	-	(4,956)
By-products credits		(15,947)	-	(2,733)	-	-	(18,680)
Total cash cost, net of by-product credits		(3,518)	-	(776)	-	-	(4,294)
General & administrative		1,582	308	489	214	2,133	4,726
Amortization included in general & administrative		(109)	(82)	(79)	-	(41)	(311)
Government fees and other taxes		513	1	23	-	1	538
Reclamation accretion		99	9	8	4	-	120
Sustaining capital		3,261	-	47	14	96	3,418
All-in sustaining cost, net of by-product credits	A	$1,828	$236	$(288)	$232	$2,189	$4,197
Non-sustaining expenditures		1,874	14	453	246	-	2,587
All-in cost, net of by-product credits	B	$3,702	$250	$165	$478	$2,189	$6,784
Ounces of silver sold	C	1,319	-	63	-	-	1,382
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$1.39	$-	$(4.57)	$-	$-	$3.04
All-in cost per ounce of silver, net of by-product credits	B/C	$2.81	$-	$2.62	$-	$-	$4.91

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

		Ying Mining			Developing
Three months ended March 31, 2017		District	BYP	GC	Projects	Corporate	Total
Cost of sales (as reported)		$12,175	$-	$1,585	$-	$-	$13,760
Depreciation, amortization and depletion		(1,496)	-	(329)	-	-	(1,825)
By-products credits		(14,442)	-	(1,287)	-	-	(15,729)
Total cash cost, net of by-product credits		(3,763)	-	(31)	-	-	(3,794)
General & administrative		1,210	169	458	42	2,477	4,356
Amortization included in general & administrative		(97)	(89)	(47)	-	(43)	(276)
Government fees and other taxes		452	-	77	-	2	531
Reclamation accretion		84	6	7	(25)	-	72
Sustaining capital		3,045	-	308	-	25	3,378
All-in sustaining cost, net of by-product credits	A	$931	$86	$771	$17	$2,461	$4,266
Non-sustaining expenditures		143	-	-	-	-	143
All-in cost, net of by-product credits	B	$1,074	$86	$771	$17	$2,461	$4,409
Ounces of silver sold	C	1,255	-	53	-	-	1,308
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$0.74	$-	$14.55	$-	$-	$3.26
All-in cost per ounce of silver, net of by-product credits	B/C	$0.86	$-	$14.55	$-	$-	$3.37

(d) Average Production Costs

The Company assesses average production costs as the total production costs on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production costs for the years ended March 31, 2018 and 2017:

Year ended March 31, 2018					Year ended March 31, 2017
		Ying Mining			Ying Mining
		District	GC	Total	District	GC	Total
Cost of slaes		$64,321	$17,834	$82,155	$60,994	$14,291	$75,285
Less: mineral resources tax		(3,927)	(837)	(4,764)	(3,198)	(579)	(3,777)
Production costs expensed in cost of sales	A	60,394	16,997	77,391	57,796	13,712	71,508
Metals revenue ( in thousands of US$)
Silver	B	75,891	6,463	82,354	83,606	5,950	89,556
Gold	C	3,232	-	3,232	3,344	-	3,344
Lead	D	55,488	6,763	62,251	51,479	5,373	56,852
Zinc	E	7,000	14,462	21,462	4,332	8,909	13,241
Other	F	502	238	740	-	478	478
	G	142,113	27,926	170,039	142,761	20,710	163,471
Metals sold
Silver (in thousands of ounces)	H	5,437	603	6,040	5,930	564	6,494
Gold (in thousands of ounces)	I	3.1	-	3.1	3.3	-	3.3
Lead (in thousands of pounds)	J	55,180	6,754	61,934	63,418	7,055	70,473
Zinc (in thousands of pounds)	K	6,136	13,433	19,569	5,848	12,446	18,294
Other (in thousands of pounds)	L	524	16,276	16,800	-	12,025	12,025
Average production cost ($/unit)
Silver	B/G*A/H	$5.93	$6.52	$6.21	$5.71	$6.98	$6.03
Gold	C/G*A/I	$443	$-	$475	$410	$-	$443
Lead	D/G*A/J	$0.43	$0.61	$0.46	$0.33	$0.50	$0.35
Zinc	E/G*A/K	$0.48	$0.66	$0.50	$0.30	$0.47	$0.32
Other	F/G*A/L	$0.41	$0.01	$0.02	$-	$0.03	$0.02

Three months ended March 31, 2018					Three months ended March 31, 2017
		Ying Mining			Ying Mining
		District	GC	Total	District	GC	Total
Cost of slaes		$16,867	$2,475	$19,342	$12,175	$1,585	$13,760
Less: mineral resources tax		(977)	(103)	(1,080)	(915)	(60)	(975)
Production costs expensed in cost of sales	A	15,890	2,372	18,262	11,260	1,525	12,785
Metals revenue ( in thousands of US$)
Silver	B	19,041	728	19,769	17,653	682	18,335
Gold	C	784	-	784	662	-	662
Lead	D	13,760	815	14,575	12,756	717	13,473
Zinc	E	1,396	1,914	3,310	1,024	395	1,419
Other	F	7	4	11	-	175	175
	G	34,988	3,461	38,449	32,095	1,969	34,064
Metals sold
Silver (in thousands of ounces)	H	1,319	63	1,382	1,255	53	1,308
Gold (in thousands of ounces)	I	0.7	-	0.7	0.7	-	0.7
Lead (in thousands of pounds)	J	12,649	688	13,337	13,520	818	14,338
Zinc (in thousands of pounds)	K	1,106	1,479	2,585	1,033	455	1,488
Other (in thousands of pounds)	L	-	86	86	-	3,446	3,446
Average production cost ($/unit)
Silver	B/G*A/H	$6.56	$7.92	$6.79	$4.93	$9.97	$5.26
Gold	C/G*A/I	$509	$-	$532	$331.79	$-	$354.95
Lead	D/G*A/J	$0.49	$0.81	$0.52	$0.33	$0.68	$0.35
Zinc	E/G*A/K	$0.57	$0.89	$0.61	$0.35	$0.67	$0.36
Other	F/G*A/L	$-	$0.03	$0.06	$-	$0.04	$0.02

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(e) Production Costs per Tonne

Year ended March 31, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$64,321	$17,834	$-	$82,155
Less: mineral resources tax		(3,927)	(837)	-	(4,764)
Less: stockpile and concentrate inventory - Beginning		(3,514)	(1,358)	(814)	(5,686)
Add: stockpile and concentrate inventory - Ending		5,353	340	891	6,584
Adjustment for foreign exchange movement		(567)	(58)	(77)	(702)
Total production costs		$61,666	$15,921	$-	$77,587
Non-cash mining costs	A	14,208	2,027	-	16,235
Non-cash milling costs	B	1,373	842	-	2,215
Total non-cash production costs		$15,581	$2,869	$-	$18,450
Cash mining costs	C	37,743	9,211	-	46,954
Shipping costs	D	2,471	-	-	2,471
Cash milling costs	E	5,871	3,842	-	9,713
Total cash production costs		$46,085	$13,053	$-	$59,138
Ore mined ('000s)	F	614.141	245.783	-	859.924
Ore shipped ('000s)	G	616.410	245.783	-	862.194
Ore milled ('000s)	H	618.732	244.338	-	863.070
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	23.13	8.25	-	18.88
Non-cash milling costs ($/tonne)	J=B/H	2.22	3.45	-	2.57
Non-cash production costs ($/tonne)	K=I+J	$25.35	$11.70	$-	$21.45
Cash mining costs ($/tonne)	L=C/F	61.46	37.48	-	54.60
Shipping costs ($/tonne)	M=D/G	4.01	-	-	2.87
Cash milling costs ($/tonne)	N=E/H	9.49	15.72	-	11.25
Cash production costs ($/tonne)	0=L+M+N	$74.96	$53.20	$-	$68.72
Total production costs ($/tonne)	P=K+O	$100.31	$64.90	$-	$90.17

Year ended March 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$60,994	$14,291	$-	$75,285
Less: mineral resources tax		(3,198)	(579)	-	(3,777)
Less: stockpile and concentrate inventory - Beginning		(4,729)	(135)	(869)	(5,733)
Add: stockpile and concentrate inventory - Ending		3,514	1,358	814	5,686
Adjustment for foreign exchange movement		213	39	55	307
Total production costs		$56,794	$14,974	$-	$71,768
Non-cash mining costs	A	14,166	2,067	-	16,233
Non-cash milling costs	B	1,424	796	-	2,220
Total non-cash production costs		$15,590	$2,863	$-	$18,453
Cash mining costs	C	32,978	8,371	-	41,349
Shipping costs	D	2,466	-	-	2,466
Cash milling costs	E	5,760	3,740	-	9,500
Total cash production costs		$41,204	$12,111	$-	$53,315
Ore mined ('000s)	F	636.760	260.746	-	897.506
Ore shipped ('000s)	G	636.373	260.746	-	897.119
Ore milled ('000s)	H	638.211	260.696	-	898.907
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	22.25	7.93	-	18.09
Non-cash milling costs ($/tonne)	J=B/H	2.23	3.05	-	2.47
Non-cash production costs ($/tonne)	K=I+J	$24.48	$10.98	$-	$20.56
Cash mining costs ($/tonne)	L=C/F	51.79	32.10	-	46.07
Shipping costs ($/tonne)	M=D/G	3.88	-	-	2.75
Cash milling costs ($/tonne)	N=E/H	9.03	14.35	-	10.57
Cash production costs ($/tonne)	0=L+M+N	$64.70	$46.45	$-	$59.39
Total production costs ($/tonne)	P=K+O	$89.18	$57.43	$-	$79.95

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended March 31, 2018		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$16,867	2,475	$-	$19,342
Less: mineral resources tax		(977)	(103)		(1,080)
Less: stockpile and concentrate inventory - Beginning		(8,223)	(109)	(842)	(9,174)
Add: stockpile and concentrate inventory - Ending		5,353	340	891	6,584
Adjustment for foreign exchange movement		(193)	(34)	(49)	(276)
Total production costs		$12,827	$2,569	$-	$15,396
Non-cash mining costs	A	3,065	340	-	3,405
Non-cash milling costs	B	360	219	-	579
Total non-cash production costs		$3,425	$559	$-	$3,984
Cash mining costs	C	7,499	1,352	-	8,851
Shipping costs	D	490	-	-	490
Cash milling costs	E	1,414	658	-	2,072
Total cash production costs		$9,403	$2,010	$-	$11,413
Ore mined ('000s)	F	113.820	29.442	-	143.261
Ore shipped ('000s)	G	112.023	29.442	-	141.465
Ore milled ('000s)	H	112.285	26.252	-	138.536
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	26.93	11.55	-	23.77
Non-cash milling costs ($/tonne)	J=B/H	3.21	8.34	-	4.18
Non-cash production costs ($/tonne)	K=I+J	$30.14	$19.89	$-	$27.95
Cash mining costs ($/tonne)	L=C/F	65.88	45.92	-	61.78
Shipping costs ($/tonne)	M=D/G	4.37	-	-	3.46
Cash milling costs ($/tonne)	N=E/H	12.59	25.07	-	14.96
Cash production costs ($/tonne)	0=L+M+N	$82.84	$70.99	$-	$80.20
Total production costs ($/tonne)	P=K+O	$112.98	$90.88	$-	$108.15

Three months ended March 31, 2017		Ying Mining
		District	GC	Other	Consolidated
Cost of sales		$12,175	$1,585	$-	$13,760
Less: mineral resources tax		(915)	(60)	-	(975)
Less: stockpile and concentrate inventory - Beginning		(5,982)	(208)	(840)	(7,030)
Add: stockpile and concentrate inventory - Ending		3,514	1,358	814	5,686
Adjustment for foreign exchange movement		(856)	148	26	(682)
Total production costs		$7,936	$2,823	$-	$10,759
Non-cash mining costs	A	396	300	-	696
Non-cash milling costs	B	343	197	-	540
Total non-cash production costs		$739	$497	$-	$1,236
Cash mining costs	C	5,637	1,525	-	7,162
Shipping costs	D	433	-	-	433
Cash milling costs	E	1,127	801	-	1,928
Total cash production costs		$7,197	$2,326	$-	$9,523
Ore mined ('000s)	F	112.755	40.224	-	152.979
Ore shipped ('000s)	G	110.324	40.224	-	150.548
Ore milled ('000s)	H	108.051	39.929	-	147.980
Per tonne Production costs
Non-cash mining costs ($/tonne)	I=A/F	3.51	7.46	-	4.55
Non-cash milling costs ($/tonne)	J=B/H	3.17	4.93	-	3.65
Non-cash production costs ($/tonne)	K=I+J	$6.68	$12.39	$-	$8.20
Cash mining costs ($/tonne)	L=C/F	49.99	37.91	-	46.82
Shipping costs ($/tonne)	M=D/G	3.92	-	-	2.88
Cash milling costs ($/tonne)	N=E/H	10.43	20.06	-	13.03
Cash production costs ($/tonne)	0=L+M+N	$64.34	$57.97	$-	$62.73
Total production costs ($/tonne)	P=K+O	$71.02	$70.36	$-	$70.93

13.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2018.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i) Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgments made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgments regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is determined as the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or CGUs. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

14.	Changes in Accounting Standards

IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2010) – Financial Instruments

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

effective April 1, 2011. The Company has reviewed its financial instruments to determine the impact that the adoption of IFRS 9 will have on its financial statements. The Company does not anticipate that there will be any changes to the classification or the carrying values of the Company’s financial instruments as a result of the adoption. The Company does not currently apply hedge accounting to its risk management contracts and does not intend to apply hedge accounting to any of its existing risk management contracts on adoption of IFRS 9. The Company will apply IFRS 9 (2014) on April 1, 2018.

IFRS 15 – Revenue from contracts with customers (“IFRS 15”), the standard on revenue from contracts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. IFRS 15 introduces a revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also introduces the concept of performance obligations that are defined as “distinct” promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligation on a relative stand alone selling price basis. The Company will apply IFRS 15 using the modified retrospective transition approach, whereby the cumulative impact of the application, if any, is recognized in retained earnings as of April 1, 2018 and comparative period balances are not restated. The Company has reviewed its revenue streams and underlying contracts with customers and determined that the application of IFRS 15 will have no material impact on its financial statements.

IFRS 16 – Leases (“IFRS 16”) was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company anticipates that the application of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months on the Consolidated Statements of Financial Position on April 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these rights of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows on the Consolidated Statements of Cash Flows. The Company expects to identify and collect data relating to existing lease agreements during Fiscal 2019.

15.	Other MD&A Requirements

Additional information relating to the Company may be found:

(a) under the Company’s profile on SEDAR at www.sedar.com;

(b) at the Company’s web-site www.silvercorpmetals.com;

(c) in the Company’s Annual Information Form; and,

(d) provided in the Company’s annual audited consolidated financial statements as of March 31, 2018.

16.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Issued and outstanding – 167,124,526 common shares with a recorded value of $228.8 million Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
30,000	5.58	2/24/2020
143,000	4.34	9/18/2019
900,000	3.63	1/18/2020
262,124	3.41	9/12/2018
1,070,000	3.36	10/2/2020
164,375	3.25	6/2/2018
1,072,500	3.23	3/12/2021
126,437	2.98	1/21/2019
344,375	1.75	5/29/2019
235,353	1.76	10/14/2019
1,394,346	1.43	6/2/2020
2,309,319	0.66	12/31/2018
8,051,829

17.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; and Audited Consolidated Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

• Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange, while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

  Permits and licenses

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

  Title to properties

With respect to the Company’s properties, while the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

  Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws,

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

  Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

  Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

(i) environmental hazards;

(ii) discharge of pollutants or hazardous chemicals;

(iii) industrial accidents;

(iv) failure of processing and mining equipment;

(v) labour disputes;

(vi) supply problems and delays;

(vii) encountering unusual or unexpected geologic formations or other geological or grade problems;

(viii)encountering unanticipated ground or water conditions;

(ix) cave-ins, pit wall failures, flooding, rock bursts and fire;

(x) periodic interruptions due to inclement or hazardous weather conditions;

(xi) equipment breakdown;

(xii) other unanticipated difficulties or interruptions in development, construction or production; and

(xiii)other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

18.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2018, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

19.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

evaluate the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

  providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2018 and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

The effectiveness of the Company’s internal control over financial reporting as of March 31, 2018 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, who has also issued a report on the internal controls over financial reporting.

20.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2018 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

21.	Directors and Officers

As at the date of this report, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Paul Simpson, Director	Lorne Waldman, Senior Vice President

David Kong, Director	Luke Liu, Vice President, China Operations

Marina A. Katusa, Director

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resource of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward-Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”).

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2018
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Management’s Discussion and Analysis	Page 37